# Cue Energy Resources Limited

A.B.N. 45 066 383 971

Level 21
114 William Street
Melbourne Victoria 3000
Australia

Telephone: (03) 9670 8668
Facsimile: (03) 9670 8661
Email: mail@cuenrg.com.au
Website: www.cuenrg.com.au

07028525

14 November 2007

SEC MAIL PROCESSING
RECEIVED
NOV 27 2007
WASH. D.C.
186 SECTION

Securities & Exchange Commission
Judiciary Plaza,
450 Fifth Street
Washington DC 20549

SUPPL

Dear Sir/Madam,

Please see attached information furnished pursuant to Section 12g3-2(b).
Our file number is 82-34692.

Yours faithfully,

Per

Andrew M Knox
Public Officer

PROCESSED
DEC 12 2007
THOMSON
FINANCIAL

Enc.

# Cue Energy Resources Limited

A.B.N. 45 066 383 971

## *RELEASE*

### ***First Oyong Oil Cargo***

Cue is pleased to announce that a first oil cargo of 250,000 barrels has been loaded from the Oyong field, offshore East Java, Indonesia. Cue's share of the cargo is 37,500 barrels.

Commissioning of the field is almost completed, with gas injection expected to be operational later this week and all producing wells on line. It is expected that the oil production rate will then stabilize at an average rate of 8000 to 9000 barrels of oil per day.

"This is an exciting moment for Cue" said Cue's Chief Executive Officer, Bob Coppin.

"This first cargo represents the beginning of a substantial increase in Cue's net oil production and revenue. Next year will see a further increase when the Maari oil field in New Zealand begins production", he said.

The participants in the Sampang PSC are:

Santos (Sampang) Pty Ltd (Operator) 45%
Singapore Petroleum Company Limited 40%
Cue Sampang Pty Ltd 15%

See attached photos

Any queries regarding the announcement should be directed to the Company on (03) 9670 8668 or email mail@cuenrg.com.au.

Robert J Coppin
Chief Executive Officer

14 November 2007





Export Tanker Emerald Queen loading from FSO Shanghai

END